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                                                                     EXHIBIT 21

                           Subsidaries of the Company

       The following is a list of all the Company's subsidaries, the state or jurisdiction of incorporation or organization of each, and the names under which such subsidaries due business:

       1.     Medhealth Imaging, Inc., a Florida Corporation

       2.     Medical High Technology International, Inc., a Florida Corporation

       3.     Life Sciences, Inc., a Connecticut Corporation

       4.     Biometrix, Inc., a Connecticut Corporation

       5.     Biometrix, Inc., a New Hampshire Corporation

       6.     American Med Pharm, Inc., a Delaware Corporation

       7.     King of Nostalgia, Inc., a New York Corporation